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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIBERTY MEDIA INTERNATIONAL, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530719103
Series B Common Stock: 530719202

(Cusip Number)

John C. Malone
c/o Liberty Media International, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 530719103 (Series A Common Stock) CUSIP NO. 530719202 (Series B Common Stock)

1.	Name of Reporting Person: John C. Malone		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Series A: 953,015 (1, 2) Series B: 8,438,332 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: Series A: 953,015 (1, 2) Series B: 8,438,332 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Series A: 953,015 (1, 2) Series B: 8,438,332 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Series A: 0.6% (2, 3) Series B: 91.0% (3)

14.	Type of Reporting Person (See Instructions): IN

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(1) Includes: (a) 90,303 shares of Series A common stock and 204,566 shares of Series B common stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership; (b) 46,819 shares of Series A common stock reflecting Mr. Malone’s interest in shares of Series A common stock held in a 401(k) savings account for the benefit of Mr. Malone; (c) 198 shares of Series A common stock and 1,036,028 shares of Series B common stock held by two separate trusts of which Mr. Malone serves as the sole trustee; and (d) 221 shares of Series A common stock and 2,011,484 shares of Series B common stock which may be acquired within 60 days of December 31, 2004 pursuant to stock options. Mr. Malone has the right to convert options to purchase 442,922 shares of Series B common stock into options to purchase shares of Series A common stock.

(2) Does not include shares of Series A common stock issuable upon the conversion of shares of Series B common stock into shares of Series A common stock or the conversion of options to acquire shares of Series B common stock into options to acquire shares of Series A common stock. If such shares of Series B common stock beneficially owned by Mr. Malone were so converted, Mr. Malone would have sole voting and dispositive power over 9,391,347 shares of Series A common stock, and the percentage of Series A common stock, as a series, represented by Mr. Malone’s beneficial ownership would be 5.4%, in each case subject to the relevant footnotes set forth herein.

(3) According to information supplied by the Issuer, the Issuer had 165,514,962 shares of Series A common stock and 7,264,300 shares of Series B common stock outstanding as of December 31, 2004. Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Each share of Series A common stock is entitled to one vote, whereas each share of Series B common stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 33.0% of the voting power with respect to the general election of directors of the Issuer. See Items 5 and 6.

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA INTERNATIONAL, INC.

     This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”), with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), and relates to the shares of (i) Series A common stock, par value $.01 per share (the “Series A Common Stock”), of Liberty Media International, Inc., a Delaware corporation (the “Issuer”), and (ii) Series B common stock, par value $.01 per share (the “Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of the Issuer. The Original Statement, Amendment No. 1 and this Amendment are collectively referred to as the “Statement.”

Item 4.	Purpose of Transaction.

     Item 4 is hereby supplemented and amended to include the following:

     Mr. Malone has entered into the Voting Agreement (as defined in Item 6 below) in connection with a proposed business combination of the Issuer and UGC (as defined in Item 6 below). A special committee of independent directors (the “Special Committee”) of UGC’s board of directors formed to negotiate the proposed business combination made it a condition of UGC’s execution of the Merger Agreement (as defined in Item 6 below) that Mr. Malone enter into the Voting Agreement, and the board of directors of the Issuer requested that Mr. Malone enter into the Voting Agreement. If the transactions contemplated by the Merger Agreement are consummated in accordance with the terms set forth therein, (i) the Issuer and UGC would become wholly owned subsidiaries of a new public holding company to be named Liberty Global, Inc. (“Holdco”); (ii) the board of directors and management of Holdco would be reconstituted with designees of the Issuer and UGC; (iii) each outstanding share of Series A Common Stock and Series B Common Stock (other than treasury shares held by the Issuer, which will be cancelled) would be converted into one share of the corresponding series of Holdco common stock; (iv) each outstanding share of UGC common stock not beneficially owned by the Issuer or its wholly owned subsidiaries or by UGC would be converted into a fraction of a share of Series A common stock of Holdco or,

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at the holder’s election, cash, subject to the cash portion not representing more than 20% of the merger consideration received by such stockholders; and (v) Holdco Series A common stock and Series B common stock are expected to be listed on the Nasdaq National Market.

Item 5.	Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)      Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock or the conversion of options to acquire shares of Series B Common Stock into options to acquire shares of Series A Common Stock) (i) 953,015 shares of Series A Common Stock (including (A) 90,303 shares held by his wife as to which he disclaims beneficial ownership, (B) 46,819 shares of Series A Common Stock reflecting Mr. Malone’s interest in shares of Series A Common Stock held in a 401(k) savings account for the benefit of Mr. Malone, (C) 198 shares held by a trust of which Mr. Malone serves as the sole trustee, and (D) 221 shares that may be acquired within 60 days of December 31, 2004, pursuant to the exercise of stock options), which represent 0.6% of the outstanding shares of Series A Common Stock; and (ii) 8,438,332 shares of Series B Common Stock (including (A) 204,566 shares held by his wife as to which he disclaims beneficial ownership, (B) 1,036,028 shares held by a trust of which Mr. Malone serves as the sole trustee, and (C) 2,011,484 shares that may be acquired within 60 days of December 31, 2004 pursuant to the exercise of stock options), which represent approximately 91.0 % of the outstanding shares of Series B Common

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Stock. The foregoing percentage interests are based on (1) 165,514,962 shares of Series A Common Stock and (2) 7,264,300 shares of Series B Common Stock, in each case outstanding as of December 31, 2004. Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Each share of Series A common stock is entitled to one vote, whereas each share of Series B common stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 33.0% of the voting power with respect to the general election of directors of the Issuer. See Item 6.

     (b)      Mr. Malone, and, to his knowledge, his wife each have (i) the sole power to vote, or to direct the voting of, their respective shares of Common Stock, and (ii) the sole power to dispose of, or to direct the disposition of, their respective shares of Common Stock, subject, in the case of Mr. Malone, to his obligations under the Voting Agreement and as trustee of the two trusts holding Common Stock, of which he is the sole trustee and in which he and his wife retain a unitrust interest. See Item 6.

     (c)      Except as reported in the Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

     (d)      Not Applicable.

     (e)      Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby supplemented and amended to include the following:

     In connection with the Issuer’s proposed business combination transaction with UnitedGlobalCom, Inc., a Delaware corporation (“UGC”), the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 17, 2005, with UGC and three newly-formed subsidiaries of the Issuer formed for purposes of the transaction. The Merger Agreement contemplates two mergers, pursuant to which the Issuer and UGC would become wholly owned subsidiaries of a new company to be named Liberty Global, Inc. In connection with the execution of the Merger Agreement, and, at the request of the Special Committee and the board of directors of the Issuer, on January 17, 2005, Mr. Malone entered into a Voting Agreement (the “Voting Agreement”) with UGC, pursuant to which Mr. Malone agreed to vote the 815,474 shares of Series A Common Stock and the 5,186,254 shares of Series B Common Stock over which he possesses sole voting power (the “Subject Shares”), and, subject to his fiduciary duties as trustee, the 198 shares of Series A Common Stock and the 1,036,028 shares of Series B Common Stock held in two separate trusts of which Mr. Malone serves as the sole trustee (the “Trust Shares”), in favor of the adoption by the Issuer of the Merger Agreement and the approval of the merger of a subsidiary of HoldCo with and into the Issuer, at any meeting of the Issuer’s stockholders at which the Merger

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Agreement and such merger are submitted for a vote of the Issuer’s stockholders (or pursuant to written consent).

     The Voting Agreement restricts Mr. Malone’s ability to transfer any of the Subject Shares (including any such shares subsequently acquired or any options to acquire such shares) unless, among other things, he retains the right to vote such shares or the applicable transferee enters into an agreement with UGC having the same obligations and restrictions as the Voting Agreement. The Voting Agreement also provides that Mr. Malone will not grant any proxies or power of attorney or enter into a voting agreement or other arrangement relating to the matters covered by the Voting Agreement with respect to any Subject Shares or options to acquire such shares or deposit any Subject Shares or options to acquire such shares into a voting trust.

     The Voting Agreement will terminate upon the first to occur of (i) the closing of the transactions contemplated by the Merger Agreement, and (ii) the termination of the Merger Agreement in accordance with its terms.

     The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 7(c) and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

     Item 7 is hereby amended and supplemented to include the following:

(c)	Voting Agreement, dated as of January 17, 2005, between John C. Malone and UnitedGlobalCom, Inc.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 18, 2005

/s/ John C. Malone

John C. Malone

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EXHIBIT INDEX

Number	Document

7(c)	Voting Agreement, dated as of January 17, 2005, between John C. Malone and UnitedGlobalCom, Inc.

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